**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 S
SWIFT MA

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05013053

MACQUARIE
BANK

30 November 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

DEC 0 5 2005

Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
DEC 0 8 2005
THOMSON
FINANCIAL

Appendix 3B
New issue announcement

# Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

DEC 0 5 2005

# New issue announcement,
# application for quotation of additional securities
# and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 178,959 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

4    Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

   If the additional securities do not rank equally, please state:
   • the date from which they do
   • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

   > Yes

5    Issue price or consideration

   > 19,996 @ $28.74
   > 1,666 @ $29.46
   > 52,961 @ $30.51
   > 104,336 @ $34.71

6    Purpose of the issue
   (If issued as consideration for the acquisition of assets, clearly identify those assets)

   > N/A - shares were issued on exercise of employee options

7    Dates of entering ⁺securities into uncertificated holdings or despatch of certificates

   > 178,959 on 23/11/05

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,559,706 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,378,059 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents | |
| | Note: Security holders must be told how their entitlements are to be dealt with. | |
| | Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

| 30 | How do ⁺security holders sell their entitlements *in full* through a broker? | |
|---|---|---|

| 31 | How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance? | |
|---|---|---|

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | ⁺Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34   Type of securities
     (*tick one*)

(a)   **V**   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

---

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional ⁺securities

## Entities that have ticked box 34(b)

38  Number of securities for which ⁺quotation is sought

39  Class of ⁺securities for which quotation is sought

40  Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41  Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| | Number | ⁺Class |
|---|---|---|
| 42  Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................ Date: 23 November 2005
          (Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

**Appendix 3B**
**New issue announcement**

# Appendix 3B

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

DEC 0 5 2005

## New issue announcement,
## application for quotation of additional securities
## and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 40,666 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

---

+ See chapter 19 for defined terms.

| 4 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 6,000 @ $28.74<br>10,500 @ $30.51<br>1,666 @ $32.82<br>22,500 @ $34.71 |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A - shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering ⁺securities into uncertificated holdings or despatch of certificates | 40,666 on 30/11/05 |
|---|---|---|

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,793,461 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,144,304 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

18   Names of countries in which the
     entity has ⁺security holders who will
     not be sent new issue documents

     Note: Security holders must be told how their
     entitlements are to be dealt with.

     Cross reference: rule 7.7.

19   Closing   date   for   receipt   of
     acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
     commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
     broker to the issue

24   Amount   of   any   handling   fee
     payable   to   brokers   who   lodge
     acceptances   or   renunciations   on
     behalf of ⁺security holders

25   If   the   issue   is   contingent   on
     ⁺security holders' approval, the date
     of the meeting

26   Date entitlement and acceptance
     form and prospectus or Product
     Disclosure Statement will be sent to
     persons entitled

27   If the entity has issued options, and
     the terms entitle option holders to
     participate on exercise, the date on
     which notices will be sent to option
     holders

28   Date rights trading will begin (if
     applicable)

29   Date rights trading will end (if
     applicable)

| | | |
|---|---|---|
| 30 | How do ⁺security holders sell their entitlements *in full* through a broker? | |
| 31 | How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | ⁺Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34     Type of securities
        (*tick one*)

(a)    ☒    Securities described in Part 1

(b)    ☐    All other securities

                 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35    ☐    If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36    ☐    If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
             1 - 1,000
             1,001 - 5,000
             5,001 - 10,000
             10,001 - 100,000
             100,001 and over

| 37 | ☐ | A copy of any trust deed for the additional †securities |
|----|----|----|

## Entities that have ticked box 34(b)

| 38 | Number of securities for which †quotation is sought | |
|----|----|----|

| 39 | Class of †securities for which quotation is sought | |
|----|----|----|

40  Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41  Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| | Number | †Class |
|----|----|----|
| 42  Number and †class of all †securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1      +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2      We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3      We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4      We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:      ......................................... Date: 30 November 2005
                    (Company Secretary)


Print name:      Dennis Leong

== == == == ==



## Form 603

Corporations Act 2001
Section 671B

# Notice of initial substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

### 1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 28 November 2005.

### 2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

| Class of securities | Number of securities | Person's votes | Voting power |
|---|---|---|---|
| Ordinary | 11,535,985 | 11,535,985 | 5.00% |

### 3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest | Class and number of securities |
|---|---|---|
| BGI | Fund Manager – see Annexure A | 11,535,985 ordinary |

### 4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Class and number of securities |
|---|---|---|
| BGI | JP Morgan & other custodians – see Annexure A | 11,535,985 ordinary |

### 5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration Cash/Non-cash | Class and number of securities |
|---|---|---|---|

Barclays Global Investors Australia

| BGI | 18/11/05 to 28/11/05 | Avg price $68.84 | 11,535,985 ordinary |
|-----|----------------------|------------------|---------------------|

## 6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|------|---------|
| Barclays Global Investors Australia Limited | 1/111 Harrington Street, Sydney NSW 2000 |

## Signature

|  |  |
|--|--|
| Andrew Kuo<br>Company Secretary<br>Barclays Global Investors Australia | Date |

## This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

**Relevant interest in Macquarie Bank Limited ("MBL") held by members of the Barclays Group.**

The list of Barclays entities and their respective holdings are as follows:

| ASX CODE | STOCK NAME | HOLDING | % | COMPANY |
|---|---|---|---|---|
| MBL | Macquarie Bank Ltd | 230,204 | 0.10 | Barclays Global Investors Japan Trust & Banking |
| MBL | Macquarie Bank Ltd | 98,048 | 0.04 | Barclays Global Investors Japan Ltd |
| MBL | Macquarie Bank Ltd | 485,369 | 0.21 | Barclays Global Investors Ltd |
| MBL | Macquarie Bank Ltd | 1,430 | 0.00 | Barclays Private Bank Ltd |
| MBL | Macquarie Bank Ltd | 1,142,653 | 0.50 | Barclays Global Investors Ltd |
| MBL | Macquarie Bank Ltd | 69,100 | 0.03 | Barclays Life Assurance Co Ltd |
| MBL | Macquarie Bank Ltd | 2,454,998 | 1.06 | Barclays Global Investors, N.A. |
| MBL | Macquarie Bank Ltd | 1,126,594 | 0.49 | Barclays Global Fund Advisors |
| MBL | Macquarie Bank Ltd | 11,245 | 0.00 | Barclays Global Investors Canada Ltd |
| MBL | Macquarie Bank Ltd | 5,916,344 | 2.56 | Barclays Global Investors Australia Ltd |
|  |  | **11,535,985** | **5.00** |  |

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or

- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

---

Andrew Kuo                     Date
Company Secretary
Barclays Global Investors Australia

**Appendix 3B**
New issue announcement

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

DEC 0 5 2005

## New issue announcement,
## application for quotation of additional securities
## and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| 4 | Do the <sup>+</sup>securities rank equally in all respects from the date of allotment with an existing <sup>+</sup>class of quoted <sup>+</sup>securities? | Yes |

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

    Yes

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5   Issue price or consideration

    5,000 @ $35.71

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

    N/A - shares were issued on exercise of employee options

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

    5,000 on 29/11/05

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,752,795 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,184,970 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 -  Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents | |
| --- | --- | --- |
| | Note: Security holders must be told how their entitlements are to be dealt with. | |
| | Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| 30 | How do ⁺security holders sell their entitlements *in full* through a broker? | |
|---|---|---|

| 31 | How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance? | |
|---|---|---|

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | ⁺Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      (*tick one*)

(a)    **V**    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

| 35 | ☐ | If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders |
|---|---|---|

| 36 | ☐ | If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories<br>1 - 1,000<br>1,001 - 5,000<br>5,001 - 10,000<br>10,001 - 100,000<br>100,001 and over |
|---|---|---|

---

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |

| | | |
|---|---|---|
| 39 | Class of +securities for which quotation is sought | |

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | +Class |
|---|---|
| | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

## Quotation agreement

1    +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:    ........................................ Date: 29 November 2005
              (Company Secretary)


Print name:   Dennis Leong

═══ ══ ══ ══ ═══

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement,
## application for quotation of additional securities
## and agreement

DEC 0 5 2005

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | ⁺Class of ⁺securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued | 19,499 |
| 3 | Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

---

+ See chapter 19 for defined terms.

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 3,665 @ $28.74<br>6,166 @ $30.51<br>9,668 @ $34.71 |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A - shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 19,499 on 28/11/05 |
|---|---|---|

| Number | +Class |
|---|---|
| 230,747,795 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |

8    Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 32,189,970 | Options over Ordinary Shares at various exercise prices |
| 350,000 | Non-cumulative Redeemable Preference Shares |

9    Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

# Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

| | | |
|---|---|---|
| 30 | How do <sup>+</sup>security holders sell their entitlements *in full* through a broker? | |

30 How do ⁺security holders sell their entitlements *in full* through a broker?

31 How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33 ⁺Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
   *(tick one)*

(a)   **V**   Securities described in Part 1

(b)   ☐   All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
   1 - 1,000
   1,001 - 5,000
   5,001 - 10,000
   10,001 - 100,000
   100,001 and over

---

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

38  Number of securities for which +quotation is sought

39  Class of +securities for which quotation is sought

40  Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41  Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | +Class |
|--------|--------|
|        |        |

42  Number and +class of all +securities quoted on ASX (including the securities in clause 38)

## Quotation agreement

1      +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2      We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3      We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4      We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.


Sign here:           ........................................... Date: 28 November 2005
                     (Company Secretary)


Print name:          Dennis Leong

== == == == ==

# Appendix 3Y

Rule 3.19A.2
RECEIVED
DEC 0 5 2005
209

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Bank Limited |
|---|---|
| ABN | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Allan E Moss |
|---|---|
| Date of last notice | 9 August 2005 but 4 August 2005 re Macquarie Bank Limited (MBL) shares and options over MBL shares. |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary.<br><br>Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary.<br><br>Blueflag Holdings Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary.<br><br>Bond Street Custodians Limited is the bare trustee for Allan Moss and Blueflag Holdings Pty Limited in respect of employee options. |
| **Date of change** | • 22 November 2005 re sale of 41,000 MBL options;<br>• 23 November 2005 re sale of 42,000 MBL options; and<br>• 24 November 2005 re sale of 43,000 MBL options. |

+ See chapter 19 for defined terms.

## Appendix 3Y
## Change of Director's Interest Notice

| | |
|---|---|
| **No. of securities held prior to change** | Direct:<br>• 81,579 MBL shares.<br><br>Indirect:<br>• 315,935 MBL shares held by Febonno Pty Limited;<br>• 6,922 MBL shares held by Koda Pty Limited;<br>• MBL unlisted options held by Bond Street Custodians Limited for Allan Moss:<br>  - 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and<br>  - 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.<br>• MBL unlisted options held by Bond Street Custodians Limited for Blueflag Holdings Pty Limited:<br>  - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; and<br>  - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010. |
| **Class** | Options over unlisted MBL fully paid ordinary shares. |
| **Number acquired** | Nil. |
| **Number disposed** | 126,000 options exercisable at $34.71 each and expiring on 2 August 2006. |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | • Re sale on 22 November 2005: 41,000 options sold at an average price of $34.4584 each (equivalent to an average MBL share price of $69.1684 each);<br>• Re sale on 23 November 2005: 42,000 options sold at an average price of $34.4072 each (equivalent to an average MBL share price of $69.1172 each); and<br>• Re sale on 24 November 2005: 43,000 options sold at an average price of $33.8321 each (equivalent to an average MBL share price of $68.5421 each). |

| No. of securities held after change | Direct:<br>• 81,579 MBL shares.<br><br>Indirect:<br>• 315,935 MBL shares held by Febonno Pty Limited;<br>• 6,922 MBL shares held by Koda Pty Limited;<br>• MBL unlisted options held by Bond Street Custodians Limited for Allan Moss:<br>  - 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.<br>• MBL unlisted options held by Bond Street Custodians Limited for Blueflag Holdings Pty Limited:<br>  - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; and<br>  - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010. |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade. |

## Part 2 – Change of director's interests in contracts

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

Dated: 25 November 2005

+ See chapter 19 for defined terms.

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

25 November 2005

**ASX Release**

## Macquarie Bank Limited - Employee Share Plan

Since 1997, Macquarie Bank Limited ("MBL") has made an annual offer to eligible employees to acquire up to $1,000 of fully paid ordinary MBL shares ("Ordinary Shares") under the Macquarie Bank Employee Share Plan ("ESP"). MBL advises that it again intends to issue Ordinary Shares pursuant to the ESP.

Eligible employees will each be offered up to $1,000 of Ordinary Shares, to be allotted on or about 13 January 2006 ("Allotment Date"). The exact number of Ordinary Shares issued will be advised after allotment.

The Ordinary Shares will be issued at the weighted average price at which the Ordinary Shares are traded on ASX in the one week period up to and including the Allotment Date and will rank pari passu with all other Ordinary Shares then on issue.

The shares will be subject to restrictions on disposal until the earlier of three years from the Allotment Date or the relevant employee no longer being employed by MBL or a subsidiary of MBL.

The offer is to be made to eligible employees pursuant to an offer document issued under ASIC Class Order CO 03/184. Shareholder approval is not required for the issue of the shares. There are approximately 4,200 eligible employees.

**For further information, please contact:**

Dennis Leong, Company Secretary, Macquarie Bank Limited          (02) 8232 3333

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement,
## application for quotation of additional securities
## and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | ⁺Class of ⁺securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued | To be advised |
| 3 | Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

| | | |
|---|---|---|
| 4 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | To be advised |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued under the Macquarie Bank Employee Share Plan |
| 7 | Dates of entering ⁺securities into uncertificated holdings or despatch of certificates | To be advised |

| | | Number | ⁺Class |
|---|---|---|---|
| 8 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,728,296 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | Number | +Class |
|---|---|---|
| 9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,209,469 | Options over Ordinary Shares at various exercise prices |
| | 350,000 | Non-cumulative Redeemable Preference Shares |

| 10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |
|---|---|

# Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders | |
| 25 | If the issue is contingent on ⁺security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do ⁺security holders sell their entitlements *in full* through a broker? | |
| 31 | How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |

| 33 | ⁺Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) **V** Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which ⁺quotation is sought | |

| | | |
|---|---|---|
| 39 | Class of ⁺securities for which quotation is sought | |

40  Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41  Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | ⁺Class |
|---|---|
| | |

42  Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

## Quotation agreement

1        +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2        We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3        We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4        We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.


Sign here:        ................................................... Date:  25 November 2005
                (Company Secretary)


Print name:        Dennis Leong


═══ ══ ══ ══ ══



# MACQUARIE BANK LIMITED
SUPPLEMENTARY PROSPECTUS FOR
THE MACQUARIE BANK
EMPLOYEE SHARE OPTION PLAN

*This supplementary prospectus (Supplementary Prospectus) is intended to be read with the prospectus dated 1 July 2005, relating to Options over Shares of Macquarie Bank Limited (Prospectus).*

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 25 November 2005

This Supplementary Prospectus is dated 25 November 2005 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Supplementary Prospectus. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the Prospectus have the same meaning in this Supplementary Prospectus.

## 1. DESCRIPTION OF MACQUARIE BANK LIMITED

On 15 November 2005 MBL released its Interim Update to 30 September 2005 "Interim Update". The Interim Update contains a discussion of MBL's results and operations for the six month period to 30 September 2005 as well as factors that have impacted on its financial performance and the outlook for the coming period. The Interim Update should be referred to for details of those matters and is available to each Eligible Executive on MacNet. For those without access to MacNet, copies are available free of charge by contacting Investor Relations on (02) 8232 5006. MBL also released other information relating to its results for the six months to 30 September 2005 to ASX which is available on MBL's website at www.macquarie.com.au/investorrelations or copies are available free of charge by contacting Investor Relations on the number above.

MBL's basic earnings per share for the six months to 30 September 2005 were 212.9 cents and the interim ordinary dividend for the period was 90 cents per share franked to 90%.

## 2. TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since June 2005 on ASX.

*MBL – Share Trading History Since June 2005*

Monthly Share Price ($)

| Period 2005 | High | Low | Close | Monthly Volume (000s) |
|---|---|---|---|---|
| June | 60.70 | 50.63 | 59.75 | 20,992 |
| July | 64.64 | 59.50 | 63.00 | 19,167 |
| August | 64.56 | 60.76 | 63.12 | 20,662 |
| September | 78.23 | 63.82 | 75.35 | 18,454 |
| October | 77.04 | 61.35 | 64.67 | 28,136 |
| November [to 11 November] | 70.40 | 64.67 | 70.00 | 5,363 |

[Source: Australian Stock Exchange Limited]

*It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 of the Prospectus.*

## 3. ISSUED SHARE CAPITAL

As at 11 November 2005 the Bank's issued share capital was as follows:

| | Number |
|---|---|
| Ordinary Shares | 230,319,417 |
| Macquarie Income Securities | 4,000,000 |
| Non-cumulative Redeemable Preference Shares | 350,000 |

## 4. PERMITTED TRUSTEE

The Prospectus is amended by deleting the existing third paragraph of section **2.3.6 Controlled Company / Permitted Trustee** and substituting in its place the following:

"The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. No entity is currently approved as a Permitted Trustee. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options."

## 5. EMPLOYMENT EVENTS

On 17 October 2005 the Executive Committee resolved that the relevant MBL Group Head may determine in their absolute discretion that the vesting period of any options which would otherwise lapse because an Executive takes leave without pay, apart from maternity leave, in excess of three months, is extended.

## 6. EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

On 15 August 2005 the Executive Committee resolved to waive the requirement that the Exercise Fee be paid by an Eligible Executive who exercises Options issued to them whilst they were a tax resident of the United Kingdom. The Executive Committee retains the right to revoke the waiver and require payment of the Exercise Fee at any time in the future.

## 7. EMPLOYMENT TAXES AND ONCOSTS

The Prospectus is amended by deleting the existing section **4.6 Employment Taxes and Oncosts** and substituting in its place the following:

"Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where the Eligible Executive is employed.

The following information is current as at 25 November 2005, and is subject to change at any time. Eligible Executives should note that different rules may apply at the time their Options are granted.

Currently New South Wales, Western Australia, the Northern Territory, the Australian Capital Territory and Tasmania levy payroll tax on Options granted to employees.

### New South Wales

Payroll tax may be applicable in NSW where the Eligible Executive has an employment connection with NSW at any time during the period commencing 6 months before the date of grant of the Options up to and including the date of grant of the Options.

NSW payroll tax is levied at a rate of 6% of the market value of Options as calculated under Commonwealth income tax legislation. Thus a payroll tax liability will arise in relation to any Options granted to an Eligible Executive with the requisite employment connection with NSW. If the market value of Bank shares (determined as the weighted average of prices during the one week period up

to and including the date of Grant) is equal to the Exercise Price of an Option as at the date of Grant of that Option, the market value of that Option will be 11.6% of the Exercise Price.

If the market value of Bank shares is not equal to the Exercise Price of an Option as at the date of Grant of that Option, Eligible Executives should contact the Taxation Division on (02) 8232 6832 to be advised of the method by which the market value of the Option will be calculated.

## Western Australia, the Northern Territory, the Australian Capital Territory and Tasmania

Payroll tax may be applicable in Western Australia, the Northern Territory, the Australian Capital Territory and Tasmania where the Eligible Executive has an employment connection with that state or territory at the date of grant of the Options.

In Western Australia,payroll tax is levied at the rate of 5.5% on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) exceeds the Exercise Price. In the Northern Territory, the Australian Capital Territory and Tasmania, payroll tax is levied at the rate of 6.2% (Northern Territory), 6.85% (Australian Capital Territory) and 6.1% (Tasmania) on the amount by which the market value of Shares (determined as the weighted average of prices during the one week before the date of grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

Any payroll tax that is levied upon New Starter Options or Mid Year Options issued under this Prospectus will be borne by the Bank. If any other employment taxes or oncosts, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any current or future law or regulation, the Bank may, at its absolute discretion, charge these to the Eligible Executive's BCR.

After the expiry of this Prospectus the Bank's policy will be to continue to bear any payroll tax that is levied upon New Starter Options, but to charge any payroll tax that is levied upon Mid Year Options to the Eligible Executive's BCR."

## 8. CONSENT TO LODGEMENT

Each of the Voting Directors of the Bank has consented to the lodgement of this Supplementary Prospectus with ASIC.

Appendix 3B
New issue announcement

# Appendix 3B

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

SEC MAIL PROCESSING
RECEIVED
DEC 0 2 2005
WASHINGTON 309 SECTION

## New issue announcement,
## application for quotation of additional securities
## and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 84,164 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 4,999 @ $28.74<br>10,331 @ $30.51<br>68,834 @ $34.71 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A - shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 84,164 on 25/11/05 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,728,296 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,209,469 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has ⁺security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders | |
| 25 | If the issue is contingent on ⁺security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

| 30 | How do +security holders sell their entitlements *in full* through a broker? | |

| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |

| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
       (*tick one*)

(a)    **V**    Securities described in Part 1

(b)    [ ]    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35    [ ]    If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36    [ ]    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

+ See chapter 19 for defined terms.

37  ☐  A copy of any trust deed for the additional ⁺securities

## Entities that have ticked box 34(b)

38  Number of securities for which ⁺quotation is sought

39  Class of ⁺securities for which quotation is sought

40  Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41  Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | ⁺Class |
|--------|--------|
|        |        |

42  Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

## Quotation agreement

1    +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:    ........................................... Date: 25 November 2005
              (Company Secretary)


Print name:    Dennis Leong

== == == == ==

# Appendix 3B

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 84,426 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 1,666 @ $24.53<br>5,862 @ $28.74<br>6,064 @ $30.51<br>1,666 @ $34.60<br>64,168 @ $34.71<br>3,332 @ $35.59<br>1,668 @ $37.26 |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A - shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 84,426 on 24/11/05 |
|---|---|---|

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 230,644,132 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 32,293,633 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents | |
| | Note: Security holders must be told how their entitlements are to be dealt with. | |
| | Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

30    How do +security holders sell their entitlements *in full* through a broker?

31    How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32    How do +security holders dispose of their entitlements (except by sale through a broker)?

33    +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      (*tick one*)

(a)    **v**    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35    ☐    If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36    ☐    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37 ☐ A copy of any trust deed for the additional †securities

## Entities that have ticked box 34(b)

38 Number of securities for which †quotation is sought

39 Class of †securities for which quotation is sought

40 Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and †class of all †securities quoted on ASX (*including* the securities in clause 38)

| Number | †Class |
|---|---|
|  |  |
|  |  |

## Quotation agreement

1    +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:    ......................................... Date: 24 November 2005
              (Assistant Company Secretary)


Print name:    Angela Blair

═══ ══ ══ ══ ═══

# Appendix 3Y

*Rule 3.19A.2*

DEC 05 2005

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Bank Limited |
|---|---|
| ABN | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Peter M Kirby |
|---|---|
| Date of last notice | 18 October 2005 but this is the first notice re Macquarie Media Group (MMG) stapled securities. |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| Date of change | 22 November 2005 |
| No. of securities held prior to change | Nil |
| Class | MMG stapled securities |
| Number acquired | 30,000 MMG stapled securities acquired by Peter Kirby |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.75 per MMG stapled security |

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk24112005.doc

## Appendix 3Y
## Change of Director's Interest Notice

| No. of securities held after change | 30,000 MMG stapled securities held by Peter Kirby |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Subscription via initial public offering for new stapled securities. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

24 November 2005

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Bank Limited |
|---|---|
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | John G Allpass |
|---|---|
| **Date of last notice** | 3 November 2005 but this is the first notice re Macquarie Media Group (MMG) stapled securities. |

## Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | MMG stapled securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary. |
| **Date of change** | 22 November 2005 |
| **No. of securities held prior to change** | Nil |
| **Class** | MMG stapled securities |
| **Number acquired** | 20,000 MMG stapled securities acquired by John Allpass Pty Limited |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.75 per MMG stapled security |

## Appendix 3Y
## Change of Director's Interest Notice

| No. of securities held after change | 20,000 MMG stapled securities held by John Allpass Pty Limited |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Subscription via initial public offering for new stapled securities. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

24 November 2005